

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 12, 2018

Via E-mail
Mr. Michael D. Bluhm
Chief Financial Officer
Host Hotels & Resorts, Inc.
Host Hotels & Resorts, L.P.
6903 Rockledge Drive, Suite 1500
Bethesda, MD, 20817

Re: **Host Hotels & Resorts, Inc.**
         Host Hotels & Resorts, L.P.
         Form 10-K for the fiscal year ended December 31, 2016
         Filed February 24, 2017
         File No. 001-14625 (Host Inc.)
         File No. 333-55807 (Host L.P.)

Dear Mr. Bluhm:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Our decision to close our review of your filings was based on a variety of factors, and should not be interpreted as concurrence with all of the conclusions expressed by the company and its management in correspondence with the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities